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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

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                                SCHEDULE 14D-1
                               (Amendment No. 3)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                    OF THE SECURITIES EXCHANGE ACT OF 1934


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                         ILLINOIS CENTRAL CORPORATION
                        (Exact name of Subject Company)

                           CANADIAN NATIONAL RAILWAY
                                    COMPANY
                          BLACKHAWK MERGER SUB, INC.
                                   (Bidders)

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                         Common Stock, $.001 Par Value
                        (Title of Class of Securities)

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                                   896215100
                     (CUSIP Number of Class of Securities)

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                           Jean Pierre Ouellet, Esq.
                           Canadian National Railway
                                    Company
                        935 de La Gauchetiere St. West
                           Montreal, Quebec, Canada
                                    H3B 2M9
                                (514) 399-6569
 (Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

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                                With Copies to:

    Winthrop B. Conrad, Jr., Esq.                 John G. Finley, Esq.
       David W. Ferguson, Esq.                    Allan Schwartz, Esq.
        Davis Polk & Wardwell                  Simpson, Thacher & Bartlett
         450 Lexington Avenue                     425 Lexington Avenue
       New York, New York 10017                 New York, New York 10017
            (212) 450-4000                           (212) 455-2000

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               This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed on February 13, 1998 (the "Schedule 14D-1") by Canadian National Railway Company, a Canadian corporation ("Parent"), and Blackhawk Merger Sub Inc. ("Purchaser"), a
Delaware corporation and an indirect wholly owned subsidiary of Parent, as amended by Amendment No. 1 dated March 2, 1998 and Amendment No. 2 dated March 6, 1998 relating to the offer by Purchaser to purchase 46,051,761 of the issued and outstanding shares of Common Stock, $0.001 par value (the shares subject to the Offer, as well as all other shares of such Common Stock hereinafter referred to as the "Shares"), of Illinois Central Corporation, a Delaware corporation (the "Company"), at a price of $39.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 13, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

               All capitalized terms used in this Amendment without definition have the meanings attributed to them in the Schedule 14D-1.

               The item of the Schedule 14D-1 set forth below is hereby amended as follows:

Item 10.  Additional Information

        (b) and (c) Item 10 is hereby supplemented and amended by adding the following sentence to the information set forth under "17. Certain Legal Matters; Regulatory
                    Approvals--Antitrust" of the Offer to Purchase immediately following the fifth sentence:

               On March 6, 1998, Parent received written notice from the Premerger Notification Office of the FTC confirming its understanding that the notice and waiting period requirements of the HSR Act do not apply to the Offer and the Merger.


                                   SIGNATURE

               After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.



March 12, 1998         CANADIAN NATIONAL RAILWAY COMPANY


                       By: /s/ Jean Pierre Ouellet
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                           Name:  Jean Pierre Ouellet
                           Title: Chief Legal Officer and Corporate Secretary


                       BLACKHAWK MERGER SUB, INC.


                       By: /s/ Jean Pierre Ouellet
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                                      Name:  Jean Pierre Ouellet
                                      Title: President and Treasurer